SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

WITH AN EXERCISE PRICE OF $12.00 OR HIGHER PER SHARE

(TITLE OF CLASS OF SECURITIES)

007903107

(CUSIP NUMBER OF CLASS OF SECURITIES)

THOMAS M. MCCOY

SENIOR VICE PRESIDENT, GENERAL COUNSEL

ADVANCED MICRO DEVICES, INC.

ONE AMD PLACE

SUNNYVALE, CALIFORNIA 94088

(408) 732-2400

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

CHRISTOPHER L. KAUFMAN, ESQ.

LATHAM & WATKINS LLP

135 COMMONWEALTH DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$89,315,917.89	$7,225.66

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 23,320,083 shares of common stock of Advanced Micro Devices, Inc. having an aggregate value of $89,315,917.89 as of June 24, 2003, including all options granted during the six months prior to the commencement date, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), to exchange options with an exercise price of $12.00 or higher (the “options”) to purchase shares of AMD’s common stock (“common stock”), par value $0.01 per share, outstanding under eligible option plans and held by eligible employees, for replacement options (the “replacement options”) to purchase shares of common stock to be granted under eligible option plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated June 27, 2003 (the “offer to exchange”), and the related Election Concerning Exchange of Stock Options form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iv). The number of shares of common stock subject to the replacement options will be based on exchange ratios. Each option holder that elects to exchange options pursuant to this offer to exchange must submit an election form and will be granted replacement options to purchase that number of shares of common stock set forth on the table in the option holder’s election form.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

The information in the offer, a copy of which is filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(iv) hereto, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO. The following items are inapplicable: Item 7 (the information required by Item 1007(d) of Regulation M-A); Item 9 (the information required by Item 1009(a) of Regulation M-A); Item 10 (the information required by Item 1010(b) of Regulation M-A); and Item 13.

Item 12.    Exhibits

(a	)(1)(i)	Offer to Exchange Certain Outstanding Options, dated June 27, 2003.

(a	)(1)(ii)	E-mail Communication to AMD Employees from Tom McCoy and Stan Winvick, dated June 27, 2003.

(a	)(1)(iii)	E-mail Communication to AMD Employees from Treasury Services, dated June 27, 2003.

(a	)(1)(iv)	Election Concerning Exchange of Stock Options Form.

(a	)(1)(v)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options Form.

(a	)(1)(vi)	Reminder E-mail Communication to Eligible AMD Employees to be delivered on or around July 9, 2003.

(a	)(1)(vii)	Form of E-mail Communication to Tendering Option Holders regarding final election confirmation.

(a	)(1)(viii)	Form of Communication to Non-Participating Tendering Option Holders.

(a	)(1)(ix)	E-mail Communication to Eligible AMD Employees to be delivered on or around July 21, 2003.

(a	)(1)(x)	Form of E-mail Communication to Non-Participating Eligible AMD Employees to be delivered on or around July 21, 2003.

(a	)(1)(xi)	Form of E-mail Communication to Participating Eligible AMD Employees to be delivered on or after January 29, 2004.

(a	)(1)(xii)	AMD’s Annual Report on Form 10-K for the period ended December 29, 2002. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a	)(1)(xiii)	AMD’s Quarterly Report on Form 10-Q for the period ended March 30, 2003. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a	)(2)	Not applicable.

(a	)(3)	Not applicable.

(a	)(4)	Not applicable.

(a	)(5)(i)	AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2003 Annual Stockholders’ Meeting. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a	)(5)(ii)	Communication to employees of AMD, dated June 20, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 20, 2003.

(a	)(5)(iii)	Communication to employees of AMD on AMD internal website, dated June 25, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 26, 2003.

(a	)(6)	Not applicable.

(b	)	Not applicable.

(d	)(1)

Certificate of Incorporation, as amended. Filed with the Securities and Exchange Commission as Exhibit 3.1 to the AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.

(d	)(2)

Certificate of Amendment to Restated Certificate of Incorporation, dated May 25, 2000. Filed with the Securities and Exchange Commission as Exhibit 3.3 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2000, and incorporated herein by reference.

(d	)(3)

Bylaws of the Company, as amended. Filed as Exhibit 3.2 to AMD’s Amendment No. 4 to Form S-3 Registration Statement (File Number 333-84028), filed with the Securities and Exchange Commission on August 6, 2002, and incorporated herein by reference.

(d	)(4)

1995 Stock Plan of NexGen, Inc., as amended as of December 8, 1995. Filed as Exhibit 10.36 to AMD’s Annual Report on Form 10-K (File Number 001-07882) for the fiscal year ended December 29, 1996, and incorporated herein by reference.

(d	)(5)	AMD 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1996, and incorporated herein by reference.

(d	)(6)	AMD 1998 Stock Incentive Plan. Filed as Exhibit 10.33 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.

(d	)(7)	AMD 2000 Stock Incentive Plan. Filed as Exhibit 10.13 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(8)

AMD’s U.S. Stock Option Program for options granted after April 25, 2000. Filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(9)	Vice President Incentive Plan. Filed as Exhibit 10.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(10)	AMD Executive Incentive Plan. Filed as Exhibit 10.14(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.

(d	)(11)	Form of Bonus Deferral Agreement. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 30, 1986, and incorporated herein by reference.

(d	)(12)	Form of Executive Deferral Agreement. Filed as Exhibit 10.17 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 1989, and incorporated herein by reference.

(d	)(13)

Form of Indemnification Agreements with former officers of Monolithic Memories, Inc. Filed as Exhibit 10.22 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1987, and incorporated herein by reference.

(d	)(14)

AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000. Filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(15)

AMD’s Stock Option Program for options granted after April 24, 2001. Filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(16)

AMD Executive Savings Plan (Amendment and Restatement, effective as of August 1, 1993), filed as Exhibit 10.30 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 1994, and incorporated herein by reference.

(d	)(17)

First Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.

(d	)(18)

Second Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.

(d	)(19)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan. Filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577), and incorporated herein by reference.

(d	)(20)	1992 United Kingdom Share Option Scheme. Filed as Exhibit 4.2 to AMD’s Registration Scheme on Form S-8 (No. 33-46577), and incorporated herein by reference.

(d	)(21)

NexGen, Inc. 1987 Employee Stock Plan. Filed as Exhibit 99.3 to Post-Effective Amendment No. 1 on Form S-8 to AMD’s Registration Statement on Form S-4 (No. 33-64911), and incorporated by reference herein.

(d	)(22)	1995 Stock Plan of NexGen, Inc. (assumed by AMD), as amended. Filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.

(d	)(23)

Form of indemnity agreement between NexGen, Inc. and its directors and officers. Filed as Exhibit 10.5 to the Registration Statement of NexGen, Inc. on Form S-1 (No. 33-90750), and incorporated by reference herein.

(d	)(24)	AMD 1986 Stock Option Plan, as amended. Filed as Exhibit 10.2 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(25)	AMD 1992 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(26)	AMD 1980 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.4 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(27)	AMD 1986 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(28)	Forms of Stock Option Agreements. Filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.

(d	)(29)	Form of Limited Stock Appreciation Rights Agreement. Filed as Exhibit 4.11 to AMD’s Registration Statement on Form S-8 (No. 33-26266), and incorporated by reference herein.

(d	)(30)	AMD 1987 Restricted Stock Award Plan, as amended. Filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(31)	Form of Restricted Stock Agreements. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.

(d	)(32)

Indenture, dated as of January 29, 2002, between AMD and The Bank of New York. Filed as Exhibit 4.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(33)	Form of AMD 4.75% Convertible Senior Debentures Due 2022. Filed as Exhibit 4.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(34)

Registration Rights Agreement, dated as of January 29, 2002 by and among AMD, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. Filed as Exhibit 4.16 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(35)	Form of AMD 4.50% Convertible Senior Notes Due 2007. Filed as Exhibit 4.3 to AMD’s Current Report on Form 8-K, dated November 26, 2002, and incorporated herein by reference.

(d	)(36)

Form of Indemnification Agreements between the Company and its directors and officers. Filed as Exhibit 10.38 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.

(d	)(37)

Management Continuity Agreement, between AMD and Robert R. Herb. Filed as Exhibit 10.54 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.

(d	)(38)

Employment Agreement, dated as of January 31, 2002, between AMD and Hector de J. Ruiz. Filed as Exhibit 10.47 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(39)

Form of indemnification agreements between the Company and its directors and officers. Filed as Exhibit 10.56 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.

(d	)(40)

Loan Agreement, dated as of June 19, 2001, between AMD and Hector and Judy Ruiz. Filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.

(d	)(41)

Amended and Restated Employment Agreement, dated as of November 3, 2000, between AMD and W. J. Sanders III. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(42)

Agreement and Plan of Merger dated October 20, 1995, between AMD and NexGen, Inc., filed as Exhibit 2 to AMD’s Quarterly Report for the period ended October 1, 1995, and as amended as Exhibit 2.1 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.

(d	)(43)

Amendment No. 2 to the Agreement and Plan of Merger, dated January 11, 1996, between AMD and NexGen, Inc., filed as Exhibit 2.2 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.

(d	)(44)

Stock Purchase Agreement dated as of April 21, 1999, by and between Lattice Semiconductor Corporation and AMD, filed as Exhibit 2.3 to AMD’s Current Report on Form 8-K dated April 26, 1999, and incorporated herein by reference.

(d	)(45)

First Amendment to Stock Purchase Agreement, dated as of June 7, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(a) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.

(d	)(46)

Second Amendment to Stock Purchase Agreement, dated as of June 15, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.

(d	)(47)

Resolution of Board of Directors on September 9, 1981, regarding acceleration of vesting of all outstanding stock options and associated limited stock appreciation rights held by officers under certain circumstances, filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 31, 1985, and incorporated herein by reference.

(d	)(48)	Form of Management Continuity Agreement, filed as Exhibit 10.21 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2002, and incorporated herein by reference.

(d	)(49)

AMD Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(c) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.

(d	)(50)

Fujitsu Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(d) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.

(d	)(51)

First Amendment to Fujitsu Investment Agreement dated April 28, 1995, filed as Exhibit 10.23(e) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.

(d	)(52)

Second Amendment to Fujitsu Investment Agreement, dated February 27, 1996, filed as Exhibit 10.23 (f) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.

(d	)(53)	Form of Split Dollar Agreement, as amended, filed as Exhibit 10.31 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 25, 1994, and incorporated herein by reference.

(d	)(54)

Employment Agreement, dated as of September 27, 2000, between AMD and Robert J. Rivet, filed as Exhibit 10.57 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.

(g	)	Not applicable.

(h	)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2003	ADVANCED MICRO DEVICES, INC.

	By:	/s/ ROBERT J. RIVET
		Name:	Robert J. Rivet
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a	)(1)(i)	Offer to Exchange Certain Outstanding Options, dated June 27, 2003.

(a	)(1)(ii)	E-mail Communication to AMD Employees from Tom McCoy and Stan Winvick, dated June 27, 2003.

(a	)(1)(iii)	E-mail Communication to AMD Employees from Treasury Services, dated June 27, 2003.

(a	)(1)(iv)	Election Concerning Exchange of Stock Options Form.

(a	)(1)(v)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options Form.

(a	)(1)(vi)	Reminder E-mail Communication to Eligible AMD Employees to be delivered on or around July 9, 2003.

(a	)(1)(vii)	Form of E-mail Communication to Tendering Option Holders regarding final election confirmation.

(a	)(1)(viii)	Form of Communication to Non-Participating Tendering Option Holders.

(a	)(1)(ix)	E-mail Communication to Eligible AMD Employees to be delivered on or around July 21, 2003.

(a	)(1)(x)	Form of E-mail Communication to Non-Participating Eligible AMD Employees to be delivered on or around July 21, 2003.

(a	)(1)(xi)	Form of E-mail Communication to Participating Eligible AMD Employees to be delivered on or after January 29, 2004.

(a	)(1)(xii)	AMD’s Annual Report on Form 10-K for the period ended December 29, 2002. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a	)(1)(xiii)	AMD’s Quarterly Report on Form 10-Q for the period ended March 30, 2003. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a	)(2)	Not applicable.

(a	)(3)	Not applicable.

(a	)(4)	Not applicable.

(a	)(5)(i)	AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2003 Annual Stockholders’ Meeting. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a	)(5)(ii)	Communication to employees of AMD, dated June 20, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 20, 2003.

(a	)(5)(iii)	Communication to employees of AMD on AMD internal website, dated June 25, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 26, 2003.

(a	)(6)	Not applicable.

(b	)	Not applicable.

(d	)(1)

Certificate of Incorporation, as amended. Filed with the Securities and Exchange Commission as Exhibit 3.1 to the AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.

(d	)(2)

Certificate of Amendment to Restated Certificate of Incorporation, dated May 25, 2000. Filed with the Securities and Exchange Commission as Exhibit 3.3 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2000, and incorporated herein by reference.

(d	)(3)

Bylaws of the Company, as amended. Filed as Exhibit 3.2 to AMD’s Amendment No. 4 to Form S-3 Registration Statement (File Number 333-84028), filed with the Securities and Exchange Commission on August 6, 2002, and incorporated herein by reference.

(d	)(4)

1995 Stock Plan of NexGen, Inc., as amended as of December 8, 1995. Filed as Exhibit 10.36 to AMD’s Annual Report on Form 10-K (File Number 001-07882) for the fiscal year ended December 29, 1996, and incorporated herein by reference.

(d	)(5)	AMD 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1996, and incorporated herein by reference.

(d	)(6)	AMD 1998 Stock Incentive Plan. Filed as Exhibit 10.33 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.

(d	)(7)	AMD 2000 Stock Incentive Plan. Filed as Exhibit 10.13 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(8)

AMD’s U.S. Stock Option Program for options granted after April 25, 2000. Filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission and incorporated herein by reference.

(d	)(9)	Vice President Incentive Plan. Filed as Exhibit 10.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(10)	AMD Executive Incentive Plan. Filed as Exhibit 10.14(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.

(d	)(11)	Form of Bonus Deferral Agreement. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 30, 1986, and incorporated herein by reference.

(d	)(12)	Form of Executive Deferral Agreement. Filed as Exhibit 10.17 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 1989, and incorporated herein by reference.

(d	)(13)

Form of Indemnification Agreements with former officers of Monolithic Memories, Inc. Filed as Exhibit 10.22 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1987, and incorporated herein by reference.

(d	)(14)

AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000. Filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(15)

AMD’s Stock Option Program for options granted after April 24, 2001. Filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(16)

AMD Executive Savings Plan (Amendment and Restatement, effective as of August 1, 1993), filed as Exhibit 10.30 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 1994, and incorporated herein by reference.

(d	)(17)

First Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.

(d	)(18)

Second Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.

(d	)(19)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan. Filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577), and incorporated herein by reference.

(d	)(20)	1992 United Kingdom Share Option Scheme. Filed as Exhibit 4.2 to AMD’s Registration Scheme on Form S-8 (No. 33-46577), and incorporated herein by reference.

(d	)(21)

NexGen, Inc. 1987 Employee Stock Plan. Filed as Exhibit 99.3 to Post-Effective Amendment No. 1 on Form S-8 to AMD’s Registration Statement on Form S-4 (No. 33-64911), and incorporated by reference herein.

(d	)(22)	1995 Stock Plan of NexGen, Inc. (assumed by AMD), as amended. Filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.

(d	)(23)

Form of indemnity agreement between NexGen, Inc. and its directors and officers. Filed as Exhibit 10.5 to the Registration Statement of NexGen, Inc. on Form S-1 (No. 33-90750), and incorporated by reference herein.

(d	)(24)	AMD 1986 Stock Option Plan, as amended. Filed as Exhibit 10.2 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(25)	AMD 1992 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(26)	AMD 1980 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.4 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(27)	AMD 1986 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(28)	Forms of Stock Option Agreements. Filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.

(d	)(29)	Form of Limited Stock Appreciation Rights Agreement. Filed as Exhibit 4.11 to AMD’s Registration Statement on Form S-8 (No. 33-26266), and incorporated by reference herein.

(d	)(30)	AMD 1987 Restricted Stock Award Plan, as amended. Filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.

(d	)(31)	Form of Restricted Stock Agreements. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.

(d	)(32)

Indenture, dated as of January 29, 2002, between AMD and The Bank of New York. Filed as Exhibit 4.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(33)	Form of AMD 4.75% Convertible Senior Debentures Due 2022. Filed as Exhibit 4.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(34)

Registration Rights Agreement, dated as of January 29, 2002 by and among AMD, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. Filed as Exhibit 4.16 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(35)	Form of AMD 4.50% Convertible Senior Notes Due 2007. Filed as Exhibit 4.3 to AMD’s Current Report on Form 8-K, dated November 26, 2002, and incorporated herein by reference.

(d	)(36)

Form of Indemnification Agreements between the Company and its directors and officers. Filed as Exhibit 10.38 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.

(d	)(37)

Management Continuity Agreement, between AMD and Robert R. Herb. Filed as Exhibit 10.54 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.

(d	)(38)

Employment Agreement, dated as of January 31, 2002, between AMD and Hector de J. Ruiz. Filed as Exhibit 10.47 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.

(d	)(39)

Form of indemnification agreements between the Company and its directors and officers. Filed as Exhibit 10.56 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.

(d	)(40)

Loan Agreement, dated as of June 19, 2001, between AMD and Hector and Judy Ruiz. Filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.

(d	)(41)

Amended and Restated Employment Agreement, dated as of November 3, 2000, between AMD and W. J. Sanders III. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d	)(42)

Agreement and Plan of Merger dated October 20, 1995, between AMD and NexGen, Inc., filed as Exhibit 2 to AMD’s Quarterly Report for the period ended October 1, 1995, and as amended as Exhibit 2.1 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.

(d	)(43)

Amendment No. 2 to the Agreement and Plan of Merger, dated January 11, 1996, between AMD and NexGen, Inc., filed as Exhibit 2.2 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.

(d	)(44)

Stock Purchase Agreement dated as of April 21, 1999, by and between Lattice Semiconductor Corporation and AMD, filed as Exhibit 2.3 to AMD’s Current Report on Form 8-K dated April 26, 1999, and incorporated herein by reference.

(d	)(45)

First Amendment to Stock Purchase Agreement, dated as of June 7, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(a) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.

(d	)(46)

Second Amendment to Stock Purchase Agreement, dated as of June 15, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.

(d	)(47)

Resolution of Board of Directors on September 9, 1981, regarding acceleration of vesting of all outstanding stock options and associated limited stock appreciation rights held by officers under certain circumstances, filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 31, 1985, and incorporated herein by reference.

(d	)(48)	Form of Management Continuity Agreement, filed as Exhibit 10.21 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2002, and incorporated herein by reference.

(d	)(49)

AMD Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(c) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.

(d	)(50)

Fujitsu Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(d) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.

(d	)(51)

First Amendment to Fujitsu Investment Agreement dated April 28, 1995, filed as Exhibit 10.23(e) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.

(d	)(52)

Second Amendment to Fujitsu Investment Agreement, dated February 27, 1996, filed as Exhibit 10.23 (f) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.

(d	)(53)	Form of Split Dollar Agreement, as amended, filed as Exhibit 10.31 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 25, 1994, and incorporated herein by reference.

(d	)(54)

Employment Agreement, dated as of September 27, 2000, between AMD and Robert J. Rivet, filed as Exhibit 10.57 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.

(g	)	Not applicable.

(h	)	Not applicable.